UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

CANADIAN EMPIRE EXPLORATION CORP.

(Translation of registrant's name into English)

                        #1205 – 675 West Hastings Street, Vancouver, British Columbia, Canada  V6B 1N2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F  ____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Empire Exploration Corp

(Registrant)

Date: August 19, 2003

By

"Jeannine P.M. Webb"

                           Jeannine PM Webb, Chief Financial Officer

and Corporate Secretary

QUARTERLY AND YEAR-END REPORT
BC FORM 51-901F

NAME OF ISSUER		CANADIAN EMPIRE EXPLORATION CORP.
FOR QUARTER ENDED		June 30, 2003
DATE OF REPORT		August 19, 2003
ISSUER ADDRESS		1205 - 675 WEST HASTINGS STREET
VANCOUVER, BC V6B 1N2
ISSUER TELEPHONE NUMBER		(604) 687-4951
ISSUER FAX NUMBER		(604) 687-4991
CONTACT PERSON		JOHN S. BROCK
CONTACT POSITION		PRESIDENT
CONTACT TELEPHONE NUMBER		(604) 687-4951
CONTACT EMAIL		jsbrock@badgerandco.com
ISSUER WEB SITE ADDRESS

CERTIFICATE

The three schedules require to complete this Report are attached and the diclosure contained therein has been approved by the Board of Directors.  A copy or this Report will be provided to any shareholder who requests it.

John S. Brock	"John S. Brock"		August 19, 2003
NAME OF DIRECTOR	SIGNATURE		DATE SIGNED

R. E. Gordon Davis	"R. E. Gordon Davis"		August 19, 2003
NAME OF DIRECTOR	SIGNATURE		DATE SIGNED

CANADIAN EMPIRE EXPLORATION CORP. INTERIM REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002 (UNAUDITED, PREPARED BY MANAGEMENT)

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED BALANCE SHEET
AS AT JUNE 30, 2003 AND DECEMBER 31, 2002
(UNAUDITED, PREPARED BY MANAGEMENT)

		JUNE 30, 2003 $	DECEMBER 31, 2002 $

ASSETS
Current Assets
Cash and short-term investments		507,519	729,735
Accounts receivable		22,164	69,570
		529,683	799,305

Resource Assets		1,109,522	1,008,652

		1,639,205	1,807,957

LIABILITIES
Current liabilities
Accounts payable and accrued liabilites		103,354	155,584
Dure to related party		74,209	30,623
		177,563	186,207

SHAREHOLDERS' EQUITY
Capital stock
Authorized - 250,000,000 common shares without par value
Issued		20,076,182	19,835,320

Special warrants		-	246,000

Contributed surplus		64,784	64,784

Deficit		(18,679,325)	(18,524,354)
		1,461,642	1,621,750
		1,639,205	1,807,957

Nature of operations and going concern (note 1)

Approved by the Directors

"John S. Brock"	"R. E. Gordon Davis"
John S. Brock	R. E. Gordon Davis

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
(UNAUDITED, PREPARED BY MANAGEMENT)

	6 MONTHS ENDED JUNE 30, 2003	6 MONTHS ENDED JUNE 30, 2002	3 MONTHS ENDED JUNE 30, 2003	3 MONTHS ENDED JUNE 30, 2002
	$	$	$	$

Administration expenses
Bank charges	645	581	332	384
Consulting	-	6,750	-	500
Depreciation	-	2,236	-	2,236
Insurance	2,873	2,369	2,772	-
Legal and audit	3,777	10,876	-	954
Office operations and facilities	28,991	43,902	14,536	28,575
Salaries and wages	27,197	38,204	15,057	22,228
Transfer agent and stock exchange fees	27,570	30,020	22,454	24,351
Shareholder communication	18,150	11,401	3,644	10,227
	109,203	146,339	58,794	89,455

Other Expenses (income)
General exploration expenditures	50,457	15,921	19,888	15,921
Write-off of exploration expenditures	429	-	45	(10,516)
Write-off of mineral property expenditures	-	-	-	-
Interest income	(5,117)	(13)	(2,325)	(1)
	45,768	15,908	17,607	5,404

Loss (Income) for the period	154,971	162,247	76,401	94,859

Deficit - beginning of period	18,524,354	17,501,745	18,602,924	17,569,133

Deficit - end of period	18,679,325	17,663,992	18,679,325	17,663,992

Basic and diluted loss per common share	0.010	0.035	0.005	0.029

Weighted average number of common shares	15,841,086	4,579,840	15,841,086	3,240,261

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION AND MINERAL PROPERTY EXPENDITURES
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
(UNAUDITED, PREPARED BY MANAGEMENT)

	6 MONTHS ENDED JUNE 30, 2003	6 MONTHS ENDED JUNE 30, 2002	3 MONTHS ENDED JUNE 30, 2003	3 MONTHS ENDED JUNE 30, 2002
	$	$	$	$

Exploration and mineral property expenditures
during the period

Accomodation	1,031	706	517	-
Assays and geochemical analysis	166	-	-	-
Consulting	15,480	6,884	2,520	6,884
Depreciation	-	-	-	(2,236)
Drilling	(144)	-	(2,197)	-
Expediting	528	-	265	-
Field supplies	433	-	83	-
Maps, printing and drafting	571	1,306	280	154
Project management fees	11,957	2,633	5,845	1,888
Property acquisition and maintenance costs	22,185	-	21,935	-
Salaries and wages	95,395	23,823	50,840	16,568
Surveys	128	-	(1)	-
Transportation	4,027	194	3,819	-

Expenditures during the period	151,756	35,546	83,907	23,258

Balance - beginning of period	1,008,652	-	1,045,547	1,772

Less:
General exploration expenditures	50,457	15,921	19,888	15,921
Write-off of exploration expenditures	429	-	44	(10,516)
Write-off of mineral property expenditures	-	-	-	-
	50,885	15,921	19,932	5,405

Balance - end of period	1,109,522	19,625	1,109,522	19,625

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
(UNAUDITED, PREPARED BY MANAGEMENT)

	6 MONTHS ENDED JUNE 30, 2003	6 MONTHS ENDED JUNE 30, 2002	3 MONTHS ENDED JUNE 30, 2003	3 MONTHS ENDED JUNE 30, 2002
	$	$	$	$

Cash flows from operating activities
Loss for the period	(154,971)	(162,247)	(107,354)	(94,859)
Depreciation	-	2,236	-	2,236
Write-off of exploration expenditures	429	15,921	429	5,405
Write-off of mineral property expenditures	-	-	-	-
	(154,542)	(144,090)	(106,925)	(87,218)

Changes in non-cash working capital items	38,762	(78,561)	44,913	(104,319)

	(115,780)	(222,651)	(62,013)	(191,537)

Cash flows from financing activities
Issue of common shares - for cash	-	1,845,000	-	1,845,000
Issue of comon shares - for warrants	-	117,000	-	117,000
Share issue costs	(5,137)	(206,165)	-	(206,165)
	(5,137)	1,755,835	-	1,755,835

Cash flows from investing activities
Property acquisition and maintenance costs	(22,185)	-	(21,935)	-
Deferred exploration expenditures (net of depreciation)	(79,114)	(35,546)	(41,836)	(25,493)
	(101,299)	(35,546)	(63,771)	(25,493)

Increase (decrease) in cash and short-term investments	(222,216)	1,497,638	(125,783)	1,538,805

Cash and short-term investments - beginning of period	729,735	54,237	633,302	13,070

Cash and short-term investments - end of period	507,519	1,551,875	507,519	1,551,875

CANADIAN EMPIRE EXPLORATION CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
(UNAUDITED, PREPARED BY MANAGEMENT)

1- Nature of operations and going concern

The company is in the business of acquiring and exploring mineral properties and has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

The company's ability to continue as a going concern is dependent on management's ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Because of this, there is sbstantial doubt about the ability of the company to continue as a going concern.  These financial statements do not include any adjustments that might be required should the company be unable to continue as a going concern.  Such adjustments could be material.

2- Basis  of presentation

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual audited financial statements of the company and should be read in conjunction therewith.

3- Stock options

has elected to follow the intrinsic value method of accounting for share options granted to employees and directors.  Under this method, no compensatoin expense will be recorded if the exercise price of the share options were granted at market.  Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $225,000 on an after-tax basis pursuant to the share options issued in the current quarter.  Pro forma earnings information determined under the fair value method of accounting for stock options is as follows:

Net loss
As reported	76,401
Compensation expense, net of taxes	225,000
Pro forma	301,401

Basic and diluted loss per common share
As reported	0.005
Pro forma	0.019

CANADIAN EMPIRE EXPLORATION CORP.
SCHEDULE B
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
(UNAUDITED, PREPARED BY MANAGEMENT)

1)	Analysis of Expenses and Deferred Costs

	Administrative Expenses
	With respect to the Administrative Expenses of the Company, see the attached Financial Statements.

	Summary of Resource Assets
	For the year-to-date period ended June 30, 2003:
		Property costs	Exploration costs	Total
	Hemlo West	-	279,389	279,389
	Amos	7,959	328,206	336,165
	Meridian	-	-	-
	Yukon Olympic	82,065	224,443	306,508
	Big Bulk	-	156,081	156,081
	VMS	23,420	7,959	31,379
		113,444	996,078	1,109,522

	Deferred Exploration and Mineral Property Expenditures by Property
	For the year-to-date period ended June 30, 2003:

		Hemlo West	Amos	Meridian	Yukon Olympic	Big Bulk	VMS	General	Total
	Balance - begining of period	276,195	333,025	-	242,340	131,617	25,476	-	1,008,652
		276,195	333,025	-	242,340	131,617	25,476	-	1,008,652

	Accomodation	-	-	-	291	239	-	500	1,031
	Assays and geochemical analysis	-	-	-	166	-	-	-	166
	Consulting	-	-	-	1,620	2,700	1,080	10,080	15,480
	Depreciation	-	-	-	-	-	-	-	-
	Drilling	(144)	-	-	-	-	-	-	(144)
	Expediting	80	23	91	333	-	-	1	528
	Field supplies	-	-	-	433	-	-	-	433
	Fuel	-	-	-	-	-	-	-	-
	Maps, printing and drafting	21	-	-	405	100	-	45	571
	Project management fees	485	277	38	3,958	2,177	495	4,526	11,957
	Property acquisition and maintenance costs	-	-	-	21,765	-	420	-	22,185
	Salaries and wages	2,093	2,840	299	33,019	18,917	3,908	34,319	95,395
	Surveys	-	-	-	128	-	-	-	128
	Transportation	660	-	-	2,051	330	-	986	4,027
	Trenching	-	-	-	-	-	-	-	-
		3,195	3,140	429	64,168	24,465	5,903	50,457	151,756

	Write-offs			(429)				(50,457)	(50,885)

	Balance	279,389	336,165	-	306,508	156,081	31,379	-	1,109,522

2)		Related Party Transactions
		For the year-to-date period ended June 30, 2003:
		$47,052 for cost of operations and administration to companies controlled by directors
		$69,942 for fees for professional services to companies controlled by directors
		$51,477 for exploration services and project management fees to companies controlled by directors

3)		Securities Issued and Options Granted
	a)	Securities Issued
		For the year-to-date period ended June 30, 2003:

		In connection with the Teck Cominco Agreement, the Company issued 820,000 special warrants for no further consideration.

Each special warrant allows for the purchase of 820,000 units until October 16, 2003, for no further consideration, into one share and one underlying warrant exercisable into one share at $0.30 per share for a period of one year from the exercise of the special warrant.

CANADIAN EMPIRE EXPLORATION CORP.
SCHEDULE B
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
(UNAUDITED, PREPARED BY MANAGEMENT)

	b)	Options Granted
		For the year-to-date period ended June 30, 2003:
			Date of Option	Expiry Date	$/Share	# of Shares
		John S Brock	Jan 3/03	Jan 3/08	0.15	560,000
		Wayne J. Roberts	Jan 3/03	Jan 3/08	0.15	430,000
		Jeannine P. M. Webb	Jan 3/03	Jan 3/08	0.15	200,000
		R. E. Gordon Davis	Jan 3/03	Jan 3/08	0.15	75,000
		Lawrence page	Jan 3/03	Jan 3/08	0.15	75,000
		C. Douglas Proctor	Jan 3/03	Jan 3/08	0.15	75,000
		Brian Thurston	Jan 3/03	Jan 3/08	0.15	50,000
		George Norman	Jan 3/03	Jan 3/08	0.15	50,000
		Susie Rivera	Jan 3/03	Jan 3/08	0.15	25,000
		Terri Goglin	Jan 3/03	Jan 3/08	0.15	40,000
						1,580,000

4)		Share Capital
	a)	Authorized and Issued
		Common shares without par value - authorized 250,000,000
		Common shares without par value - issued and outstanding 15,841,086

	b)	Outstanding Stock Options
			Date of Option	Expiry Date	$/Share	# of Shares

		John S Brock	Jan 3/03	Jan 3/08	0.15	560,000
		Wayne J. Roberts	Jan 3/03	Jan 3/08	0.15	430,000
		Jeannine P. M. Webb	Jan 3/03	Jan 3/08	0.15	200,000
		R. E. Gordon Davis	Jan 3/03	Jan 3/08	0.15	75,000
		Lawrence Page	Jan 3/03	Jan 3/08	0.15	75,000
		C. Douglas Proctor	Jan 3/03	Jan 3/08	0.15	75,000
		Brian Thurston	Jan 3/03	Jan 3/08	0.15	50,000
		George Norman	Jan 3/03	Jan 3/08	0.15	50,000
		Susie Rivera	Jan 3/03	Jan 3/08	0.15	25,000
		Terri Goglin	Jan 3/03	Jan 3/08	0.15	40,000
						1,580,000

	c)	Outstanding Warrants
			Expiry Date	# Warrants	# Shares	$/Share
		Guadalupe property agreement	Dec 20/03	7,570	7,570	$0.09
		Private placement - May/02	May 22/04	1,500,000	1,500,000	$0.15
		Short Form Ofering Document - June/02	June 18/04	4,050,000	2,025,000	$0.15	(1)
		Short Form Ofering Document - June/02 - agents warrants	June 18/04	1,080,000	1,080,000	$0.35	(2)
		Private placement - May/02	Dec 20/03	258,333	258,333	$0.12
		Private placement - May/02	Dec 30/03	20,000	20,000	$0.12
		Yukon Olympic farm-out	Sept 20/04	200,000	200,000	$0.20
		VMS farm-out	Oct 22/04	100,000	100,000	$0.20
				7,215,903	5,190,903

		(1) Warrants were extended until June 18, 2004 and repriced to $0.15 per share
		(2) Warrants were extended until June 18, 2004

	d)	Convertible Securities
		Nil

	e)	Escrowed and Pooled Shares
		Nil

5)		Directors and Officers of the Company
		John S. Brock, Director, Chief Executive Officer and President			West Vancouver, BC
		Lawrence Page, QC, Director			West Vancouver, BC
		R. E. Gordon Davis, Director			Vancouver, BC
		Douglas Proctor, Director			Vancouver, BC
		Wayne J. Roberts, Director and V-Pres. Exploration			Coquitlam, BC
		Jeannine P.M. Webb, CFO and Secretary			Burnaby, BC

CERTIFICATION

I, John S. Brock, certify that:

1.

I have reviewed the Quarterly Report of Canadian Empire Exploration Corp. for the period ending June 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report");

2.

Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3.

Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

(b)

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Report (the "Evaluation Date"); and

(c)

presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or other persons performing the equivalent function):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant's other certifying officer and I have indicated in this Report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

"John S. Brock"

John S. Brock,
Chief Executive Officer

August 19, 2003

CERTIFICATION

I, Jeannine P. M. Webb, certify that:

1.

I have reviewed the Quarterly Report of Canadian Empire Exploration Corp. for the period ending June 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report");

2.

Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3.

Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

(b)

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Report (the "Evaluation Date"); and

(c)

presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or other persons performing the equivalent function):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant's other certifying officer and I have indicated in this Report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

"Jeannine P. M. Webb"

Jeannine P. M. Webb,

Chief Financial Officer
August 19, 2003

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. 1350,
AS ADOPTED PURSUANT TO
906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Canadian Empire Exploration Corp. ("Company") on Form 6K for the period ending June 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), John S. Brock , as Chief Executive Officer and Jeannine P. M. Webb as Chief Financial Officer of the Company, pursuant to 18 U.S.C.  1350, as adopted pursuant to  906 of the Sarbanes-Oxley Act of 2002, hereby certify, to the best of their respective knowledge, that:

(1) The Report fully complies with the requirements of  13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

"John S. Brock"

John S. Brock,
Chief Executive Officer

August 19, 2003

"Jeannine P. M. Webb"

Jeannine P. M. Webb,

Chief Financial Officer
August 19, 2003

This certification accompanies this Report pursuant to 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.